SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of changes of management (Friday, March 22, 2013)
2.	Notice of retirement of own shares (Friday, March 22, 2013)

March 22, 2013

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Dept.

Planning & Control Headquarters

Phone: +81-6-6648-2645

Notice of changes of management

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on March 22, 2013 to propose the following persons as candidates for the Board of Directors at the 123rd ordinary general meeting of shareholders to be held in late June 2013.

Candidates for the Board of Directors <Date of assuming office: late June 2013>

Name	Current responsibility
Yasuo Masumoto	Representative Director, Chairman, President & CEO
Tetsuji Tomita	Representative Director and Executive Vice President
Satoru Sakamoto	Director and Senior Managing Executive Officer
Masatoshi Kimata	Director and Senior Managing Executive Officer
Toshihiro Kubo	Director and Managing Executive Officer (To be Senior Managing Executive Officer as of April 1, 2013)
Shigeru Kimura	Director and Managing Executive Officer
Yuzuru Mizuno	Outside Director
Junichi Sato	Outside Director

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

March 22, 2013

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Dept.

Planning & Control Headquarters

Phone: +81-6-6648-2645

Notice of retirement of own shares

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on March 22, 2013 to retire shares of common stock of the Company pursuant to Article 178 of the Corporate Law as follows:

1. Type of shares to be retired

Shares of common stock of the Company

2. Number of shares to be retired

29,500,000 shares

(2.3% of total number of shares issued)

3. Date of retirement

March 29, 2013

(planned)

(Reference)

After the above retirement of shares, total number of shares issued will be 1,256,419,180.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: March 22, 2013	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of Global Management Promotion Department